Filed pursuant to Rule 424(b)(3)

Registration No. 333-294900

PROSPECTUS SUPPLEMENT

(To the Prospectus Dated April 14, 2026)

This prospectus supplement updates, amends and supplements the prospectus dated April 14, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-294900). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 15, 2026, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock is listed on The Nasdaq Global Market under the symbol “LBRX.” On September 14, 2026, the last reported sale price of our common stock was $44.84 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 15, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2026

LB Pharmaceuticals Inc

(Exact name of registrant as specified in its charter)

Delaware	001-42831	81-1854347
(state or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Pennsylvania Plaza, Suite 1025
New York, NY	10119
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 605-0300

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	LBRX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Chief Medical Officer

On September 15, 2026, LB Pharmaceuticals Inc (the “Company”) announced that Susan G. Kozauer, M.D. has been appointed to serve as the Company’s Chief Medical Officer, effective as of September 14, 2026 (the “Start Date”).

Dr. Kozauer, age 54, served as the Senior Vice President, Head of Clinical Development at Centessa Pharmaceuticals from August 2025 to September 2026. Prior to that, she served as the Vice President in Clinical Development at Intra-Cellular Therapies, Inc. from November 2017 to August 2025 Earlier in her career. Dr. Kozauer held roles at Premier Research International LLC and Quintiles. Dr. Kozauer holds a BA from Cornell University and a medical degree from the George Washington University School of Medicine and Health Sciences, and she completed her residency in psychiatry at Georgetown University Medical Center.

In connection with Dr. Kozauer’s employment, the Company entered into an employment agreement (the “Employment Agreement”), which sets forth certain terms of Dr. Kozauer’s employment.

Pursuant to the Employment Agreement, Dr. Kozauer is entitled to an initial annual base salary of $515,000 (the “Annual Base Salary”) and an annual discretionary bonus with a target amount equal to 40% of her annual base salary (the “Target Bonus”). Dr. Kozauer is also entitled to a one-time cash sign-on bonus of $150,000 (the “Sign-on Bonus”), payable in a lump sum within 30 days following the Start Date. Dr. Kozauer will earn 50% of the Sign-on Bonus on each of the first and second anniversaries of the Start Date, subject to her continued employment, and must repay any unearned portion if her employment terminates before the second anniversary. The employment of Dr. Kozauer is “at will” and the Employment Agreement continues until terminated by either party.

As provided in the Employment Agreement, Dr. Kozauer is eligible to participate in the employee benefit plans generally available to the Company’s employees, and is subject to customary confidentiality covenants, as well as a non-solicitation covenant for a period of 12 months following her termination of employment.

Pursuant to the terms of the Employment Agreement, subject to approval by the Board, the Company will grant Dr. Kozauer an option outside, but subject to the terms, of the Company’s 2025 Equity Incentive Plan (the “Plan”) to purchase 200,000 shares of the Company’s common stock (the “Option”). The Option will vest over four years, with 25% of the shares subject to the Option vesting on the first anniversary of the Start Date and the remaining shares vesting monthly thereafter, subject to Dr. Kozauer’s continued service to the Company through each applicable vesting date. The Option will be granted as an inducement material to Dr. Kozauer entering into employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4). Dr. Kozauer has not previously been an employee or director of the Company.

Dr. Kozauer is entitled to certain severance benefits, subject to specific requirements, including signing and not revoking a separation agreement and release of claims. Cause, change of control, disability and good reason are defined in the Employment Agreement.

In the event Dr. Kozauer is terminated by the Company involuntarily without cause (and not due to death or disability) or she resigns for good reason, in each case, not in connection with a change of control, then Dr. Kozauer is entitled to cash severance equal to continued base salary payments for nine months and payment of COBRA premiums for up to nine months.

If within three months before or within 12 months following a change of control, Dr. Kozauer is terminated by the Company without cause (and not due to death or disability) or she resigns for good reason, Dr. Kozauer will be entitled to: (a) a lump sum payment equal to the sum of (i) one year of her Annual Base Salary then in effect and (ii) 150% of her Target Bonus for the year of termination; (b) reimbursement of COBRA premiums for up to 12 months; and (d) acceleration of all of her unvested and outstanding equity awards.

If Dr. Kozauer is terminated by the Company without cause (and not due to death or disability) or she resigns for good reason other than during the change in control period described above, Dr. Kozauer will be entitled to: (a) nine months of her Annual Base Salary then in effect, paid as salary continuation over nine-month period, and (b) reimbursement of COBRA premiums for up to nine months.

There are no arrangements or understandings between Dr. Kozauer and any other person pursuant to which Dr. Kozauer was selected as the Company’s Chief Medical Officer. Other than with respect to the Employment Agreement, there are no transactions to which the Company is a party and in which Dr. Kozauer has a material interest that are required to be disclosed under Item 404(a) of Regulation S-K. Dr. Kozauer has no family relations with any directors or executive officers of the Company.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, which the Company intends to file as an exhibit to its Quarterly Report on Form 10-Q for the quarter ending September 30, 2026.

In connection with her appointment as Chief Medical Officer, the Company will enter into its standard form of indemnification agreement with Dr. Kozauer, a copy of which was filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

The Company elected to delay the filing of the disclosure of Dr. Kozauer’s appointment until the public announcement of her appointment in accordance with the instruction to paragraph (c) of Item 5.02(c) of Form 8-K.

Item 7.01	Regulation FD Disclosure.

On September 15, 2026, the Company issued a press release announcing the appointment of Dr. Kozauer as the Company’s Chief Medical Officer. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information furnished under this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act. The information in this Item 7.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any other filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated September 15, 2026.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LB Pharmaceuticals Inc

By:	/s/ Heather Turner
Heather Turner
Chief Executive Officer

Dated: September 15, 2026

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